* AB 3/12

[redacted]

11018671

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
[redacted] 8-42152

SEC Mail Processing Section RECEIVED MAR 01 2011 WASH., D.C. 209

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lek Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza, 52nd floor
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Hanuka — (212) 509-5852
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

gd 3/27

OATH OR AFFIRMATION

I, Daniel Hanuka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lek Securities Corporation, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

SHIH-HSUAN CHEN
Notary Public, State of New York
No.01CH6120060
Qualified in Queens County
Commission Expires December 13, ~~2008~~ 2012

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEK SECURITIES CORPORATION

CONSOLIDATED STATEMENT OF
FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010

LEK SECURITIES CORPORATION

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Lek Securities Corporation

We have audited the accompanying consolidated statement of financial condition of Lek Securities Corporation (the "Company") as of December 31, 2010. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lek Securities Corporation as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the consolidated statement of financial condition. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the consolidated statement of financial condition, but is supplementary information required by Regulation 1.10 under the Commodity Exchange Act. Such information is the responsibility of management and was derived from and relates directly to the underling accounting and other records used to prepare the consolidated statement of financial condition. The information has been subjected to the auditing procedures applied in the audit of the consolidated statement of financial condition and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated statement of financial condition or to the consolidated statement of financial condition itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the consolidated statement of financial condition.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 28, 2011

LEK SECURITIES CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS		
Cash and cash equivalents	$	7,055,205
Cash segregated under federal and other regulations		38,621,351
Receivables from clearing organizations and other broker dealers		8,167,749
Commissions receivable, net of reserve for doubtful accounts of $930,247		1,427,248
Due from customers		1,935,450
Due from non customers		6,452,566
Deposits with clearing organizations		2,324,462
Securities borrowed		45,712,904
Securities owned:		
Marketable, at fair value		1,141,088
Not readily marketable, at fair value		53,927
Property and equipment, net		2,437,192
Prepaid expenses and other assets		254,447
Total assets	$	115,583,589
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Securities loaned	$	22,819,901
Payable to clearing organizations and other broker dealers		312,015
Due to customers		54,337,240
Due to non customers		7,461,233
Securities sold, not yet purchased, at fair value		26,781
Bank loan		11,000,000
Accounts payable and accrued expenses		4,861,749
Total liabilities		100,818,919
Subordinated borrowings		2,282,714
Stockholder's equity		
Common stock, $1.00 par value, authorized, 10,000 shares, 1,244.667 shares issued and 721.667 shares outstanding		1,245
Additional paid-in capital		1,875,541
Retained earnings		11,175,213
		13,051,999
Less: Treasury stock; 523 shares at cost		(570,043)
Total stockholder's equity		12,481,956
Total liabilities and stockholder's equity	$	115,583,589

See accompanying notes to consolidated financial statement.

1. Nature of business

Lek Securities Corporation (the "Company"), a wholly-owned subsidiary of Lek Holdings Limited ("Holdings"), was incorporated January 5, 1990 under the laws of the State of Delaware. The Company is a registered broker dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), the Commodity Futures Trading Commission ("CFTC") and is a member of the New York Stock Exchange, the National Futures Association and other principal exchanges. The Company is also a self-clearing member of the Depository Trust and Clearing Corporation, CDS Clearing and Depository Services, Inc., Options Clearing Corporation and S.D Indeval.

The Company is engaged in both providing order management and clearing services to institutions and professional traders.

Rox Systems, Inc. ("Rox") was incorporated on April 14, 2005 under the laws of the state of Illinois. Rox Systems, Inc is the owner of the registered trademarks ROX and GATEWAY TO THE MARKETS and the owner of the ROX trading system and various other trade and clearing related software. The trademarks, copyrights and software are licensed to Lek Securities Corporation.

On September 1, 2009, the shareholders of the Company transferred all of their respective ownership interests in the Company to Holdings for shares of equal value in Holdings, thereby making the Company a wholly-owned subsidiary of Holdings. On that same date, the Company also transferred all of their ownership in Lek Securities Europe B.V., to Holdings, thereby making Lek Securities Europe B.V., a wholly-owned subsidiary of Holdings.

2. Summary of significant accounting policies

Basis of Presentation

In accordance with generally accepted accounting principles ("GAAP"), the Company has consolidated the results of Rox's operations, because the Company is the primary beneficiary of Rox. Rox is dependant on the Company for most of its income consisting of licensing fees, for the use of their trademarks, copyrights and software.

The consolidated financial statements include the accounts of Lek Securities Corporation, and its variable interest entity, Rox Systems, Inc. All significant intercompany accounts and transactions have been eliminated.

These consolidated financial statements were approved by management and available for issuance on February 28, 2011.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates while the income statement accounts are translated at average rates of exchange for the year. Adjustments arising from foreign currency transactions are reflected in the consolidated statement of operations.

Cash and Cash Equivalents

Cash and cash equivalents represent cash and highly liquid investments with maturity dates of three months or less from the date of acquisition.

2. Summary of significant accounting policies (continued)

Commissions Receivable

The Company carries its commissions receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commission receivable and establishes an allowance for doubtful accounts. The Company can adjust the allowance based on multiple factors which include a history of past bad debts and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis.

Revenue and Expense Recognition from Securities Transactions

The Company records commission revenues and expenses on a trade-date basis. Securities transactions are recorded on a settlement date basis, which is generally three business days after the trade date. Securities owned by customers, including those that collateralize margin transactions, are not reflected in the accompanying consolidated statement of financial condition. Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral and recorded at contract amounts plus accrued interest. Securities borrowed transactions require the Company to deposit cash and other collateral with the lender. At December 31, 2010, the Company has advanced cash under securities borrowed agreements of $45,712,904. With respect to securities loaned, the Company receives collateral generally in an amount in excess of the market value of the securities loaned. At December 31, 2010, the Company has received collateral under securities loaned agreements of $22,819,901.

The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Furthermore, the Company accrues both interest income and expense on these outstanding debit and credit balances, respectively.

Property and Equipment

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed on a straight-line basis over the estimated useful lives of the assets.

Asset	Estimated Useful Lives
Leasehold improvements	Term of lease
Computer hardware	4 years
Furniture and fixtures	5 years

Income Taxes

For income tax purposes, the shareholders have elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Corporate Franchise Tax Law. Accordingly, no provision has been made for Federal income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholders. The provision for income taxes represents primarily state and local taxes for the year ended December 31, 2010.

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2007. The Company is currently undergoing an IRS tax audit which may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Soft Dollar Arrangements

The Company ensures that any soft dollar arrangements with customers fall within the safe harbor provisions of the Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)") as amended, which provide for the payment of research, brokerage, quote services and other expenses permissible by Rule 28(e).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Government Bonds

The fair value of sovereign government bonds is generally based on quoted prices in active markets. When quoted prices are not available, fair value is determined based on a valuation model that uses inputs that include interest-rate yield curves, cross-currency-basis index spreads, and country credit spreads similar to the bond in terms of issuer, maturity and seniority. Sovereign government bonds are generally categorized in Levels 1 or 2 of the fair value hierarchy.

3. Cash segregated under federal and other regulations

Cash of $38,621,351 was segregated under federal regulations for the exclusive benefit of customers. At December 31, 2010 there was an excess of total debits over total credits therefore no cash was required to be segregated for proprietary accounts of introducing brokers ("PAIB"). These amounts were sufficient at December 31, 2010, for the Company to meet its responsibility to segregate reserve funds.

4. Receivables from and payable to clearing organizations and other broker-dealers

Amounts receivable from and payable to clearing organizations and other broker-dealers at December 31, 2010, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 2,680,701	$ 281,054
Receivable from /payable to clearing organizations	5,487,048	30,961
	$ 8,167,749	$ 312,015

5. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2010:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2010
Assets				
Deposits with clearing organizations	$ -	$ -	$ 26,385	$ 26,385
Securities Owned:				
Marketable, at fair value:				
Obligations of U.S. government	999,742			999,742
Corporate bonds		-		-
Corporate stocks and options	141,346			141,346
Not readily marketable, at estimated fair value			53,927	53,927
	$ 1,141,088	$ -	$ 80,312	$ 1,221,400
Liabilities				
Securities sold, not yet purchased, at fair value: Corporate stocks	$ 26,781	$ -	$ -	$ 26,781

The Company has financial assets classified as Level 3 in the fair value hierarchy consisting of securities not readily marketable, which had a value of $80,312. Both observable and unobservable inputs may be used to determine the fair value of these positions that the Company has classified within the Level 3 category. There was a $11,851 change in the Level 3 assets, measured at fair value for the year ended December 31, 2010.

6. Property and equipment

Details of property and equipment at December 31, 2010 are as follows:

Leasehold improvements	$ 1,945,762
Computer hardware	2,567,151
Furniture and fixtures	678,170
	5,191,083
Less accumulated depreciation and amortization	(2,753,891)
Net book value	$ 2,437,192

Depreciation and amortization expense was $483,260 for the year ended.

7. Due to and from customers and non customers

Due to and from customer and non customer balances include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for the receivable. Such collateral is not reflected in the consolidated financial statements.

8. Stock loaned/borrowed transactions

The Company earns revenues on stock loaned and borrowed transactions by matching up parties looking to borrow and loan stock. In these types of transactions the Company will introduce the two parties and earn a spread.

9. Bank loan

The Company has available lines of credit agreements with financial institutions to borrow up to $87,000,000, as shown in the table below. The credit line facilities are due on demand, and bear interest at an agreed upon rate between the financial institution and the Company. At December 31, 2010, the Company has borrowed $11,000,000 under one of the credit facilities which is secured by customer pledged securities.

Security	Renewal/ Expiration Date	Total Commitment	Amounts Outstanding
Line of credit	On Demand	$ 35,000,000	$ 11,000,000
Line of credit	On Demand	40,000,000	
Line of credit	31-May-11	12,000,000	
		$ 87,000,000	$ 11,000,000

10. Treasury stock

Treasury stock is shown at cost and represents a total of 523 shares of common stock repurchased from current and former stockholders of the Company for $570,043.

11. Stock option plan

In March 1999, the Company established a plan to grant stock options to employees allocating 10% ownership of the Company to the plan. The plan provides that the option price be determined by the Board of Directors at its discretion. The term of the option shall not be more than ten years from the date the option is granted. All options are immediately vested upon grant. As of December 31, 2010, the cumulative options activity is as follows: 93 options had been granted, 78 had been exercised, and 14 had been cancelled. During 2010, the Company did not grant any stock options, and 2 were exercised.

On September 1, 2009, all holders in the plan relinquished their rights under the plan in exchange for options of Holdings under a stock options plan established by Holdings ("Holdings Plan"). All of the terms and conditions of the Company's plan are substantially the same in the Holdings Plan.

The Company accounts for stock-based compensation in accordance with GAAP which requires the Company to recognize compensation expense for all new share-based payments made to employees of the Company by Holdings based on the fair value of the share-based payment at the date of grant.

Under the fair value recognition provisions stock-based compensation cost is estimated at the grant date based on the fair value of the awards expected to vest and recognized as expense ratably over the requisite service period of the award. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model.

A summary of the status of the options as of December 31, 2010, and changes during the year then ended, is presented below:

	Number of options	Weighted-Average Exercise Price
Outstanding at January 1, 2010	3	$ 15,434
Exercised	(2)	14,861
Outstanding at December 31, 2010	1	$ 16,580

At December 31, 2010 the following are options outstanding:

Options Outstanding	Exercise Price	Remaining Contractual Life
1	$ 16,580	9 years

12. Subordinated borrowings

At December 31, 2010, the Company has subordinated borrowings from shareholders pursuant to written subordination agreements. The subordination agreements are subject to the rules and regulations of the SEC and, as such, are available in computing net capital (see Note 17) under the SEC's uniform net capital rule. The terms of the subordinated loan agreements are as follows:

> $201,571, $46,000, and $50,000 loan agreements to a shareholder of Holdings which mature on December 31, 2012, December 31, 2011, and January 12, 2012, respectively, and bearing interest at 10% per annum.
>
> $40,000, $1,234,143, $561,000, and $150,000 loan agreements to a shareholder of Holdings which mature on April 4, 2012, December 31, 2012, December 31, 2011, and January 12, 2012, respectively, and bearing interest at 10% per annum.

To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid. During 2010, total interest paid on these loans was $228,271.

13. Contingencies

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

The Company is subject to inquiries from various regulatory agencies in the ordinary course of business. Currently the Company is subject to an enforcement action with one of the regulatory agencies. The Company is currently negotiating the sanctions, if any, which will be imposed and with consultation of its legal advisors does not believe the resolution will have a material effect on the Company's financial position or results of its operations.

Additionally, another regulatory agency is in the final stages of an examination which has identified potential inadequacies in certain of the Company's supervisory activities which may lead to further actions on the part of the regulator. No disciplinary action has been authorized against the Company as yet.

14. Related party transactions

The Company has a receivable with LEK Securities UK in the amount of $83,408, which is included in receivables from clearing organizations and other broker dealers on the consolidated statement of financial condition at December 31, 2010. This receivable is non-interest bearing and due on demand.

15. Profit sharing plan

The Company has a qualified, noncontributory profit sharing retirement plan covering substantially all of its eligible employees. An employee becomes fully vested upon completion of five years of qualifying service. During 2010, the Company made plan contributions of $344,487.

16. Commitments

The Company leases office space under operating lease agreements in New York and Chicago. The Chicago lease expires on December 31, 2011, and the New York lease expires on February 28, 2021.

In October 2009, the Company entered into a lease agreement to rent office space in New York, which expires on February 28, 2021. In addition to the base rent, the lease provides for the Company to pay property taxes and operating expenses over base period amounts. This New York lease also calls for a security deposit of $665,555 which has been satisfied by a standby letter of credit.

In accordance with the terms of the October lease agreement, the Company received an eight month lease abatement of $436,082. The effect of the rent abatement is recognized by the Company on a straight-line basis over the lease term, which resulted in a deferred rent liability of $426,472, which is included in accounts payable and accrued expense on the consolidated statement of financial condition at December 31, 2010.

In accordance with the terms of the October lease agreement, the Company was awarded a work allowance from the landlord in the amount of $665,555, of which $584,441 was received as of December 31, 2010. The effect of the work allowance is recognized by the Company on a straight-line basis over the lease term, which resulted in a deferred liability of $531,310, which is included in accounts payable and accrued expense on the consolidated statement of financial condition at December 31, 2010.

The following are the approximate minimum annual lease payments for the periods ending December 31:

Year ending December 31,	
2011	$ 698,000
2012	666,000
2013	666,000
2014	666,000
2015	694,000
Thereafter	3,752,000
	$ 7,142,000

Rent expense under these agreements for the year ended December 31, 2010 was $931,018.

17. Regulatory requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Company is also subject to the Commodity Futures Trading Commission's ("CFTC") minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. The Company has elected to compute net capital under the alternative provisions of the Rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $1,500,000 or 2% of aggregate debit items arising from customer transactions, as defined in SEC Rule 15c3-3. Net capital and aggregate debit items change from day to day. At December 31, 2010, the Company had net capital of $10,224,461 which was $8,724,461 in excess of its required net capital of $1,500,000 under Rule 15c3-1 and under Regulation 1.17.

As a clearing broker, the Company is subject to SEC Rule 15c3-3, as adopted and administered by the SEC. As of January 3, 2011, to comply with its December 31, 2010 requirements, cash in the amount of $36,500,000 has been segregated in a special reserve account for the exclusive benefit of customers exceeding the actual requirements by $1,773,808. As of December 31, 2010, the Company withdrew $2,021,350 on January 4, 2011 as the funds on deposit exceeded the required amount.

The PAIB Calculation is computed in order for corresponding firms to classify their assets held by the Company as allowable assets in the correspondent's net capital calculation. As of December 31, 2010 the Company had an excess of debits balances and therefore no requirement was necessary.

As a clearing broker, the Company is subject to minimum financial requirements pursuant to CFTC Regulation 1.17. At December 31, 2010, the Company had cash of $100,000 and net equity with a futures commodities merchant of $197,547 as segregated funds under segregation requirements for customers trading on U.S. commodity exchanges pursuant to section 4(d)2 and under the Commodity Exchange Act.

18. Financial instruments with off-balance sheet risk

In the normal course of business, the Company engages in activities involving the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requiremens are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

19. Financial instruments with off-balance sheet risk (continued)

Securities sold, not yet purchased are recorded as liabilities in the consolidated statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the consolidated statement of financial condition. The Company enters into these positions, from time to time, as it conducts its business for its customers.

20. Concentrations of credit risk

The Company maintains its cash balances in various large financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company has selected these banks based on their strong capital base and limited exposure to subprime debt and other toxic assets. Management believes that in the unlikely event that these banks were to fail the US government would protect these deposits.

LEK SECURITIES CORPORATION

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION

December 31, 2010

Stockholders' equity		$ 12,436,216
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital		2,282,714
		14,718,930
Less: nonallowable assets		
Furniture, equipment, leasehold improvements, net		(2,437,192)
Prepaid expenses		(112,386)
Dividend accrual		(63,853)
Other appreciable assets		(35,628)
Aged accounts receivable		(848,550)
Balance at foreign depositories		(163,877)
Security deposits		(42,580)
Non-allowable customer debits		(207,430)
Securities owned, non-marketable		(53,927)
Other deductions or charges:		
Stocks borrowed/stocks loaned		(105,494)
Aged fail to deliver		(101,363)
		(4,172,280)
Net capital before haircuts		10,546,650
Haircuts		322,189
Net capital		$ 10,224,461
Aggregate debit items		$ 26,330,878
Computed minimum net capital required (2% of aggregate debit items per 15c3-3)		$ 526,618
Minimum net capital required (under SEC Rule 15c3-1)		$ 1,500,000
Excess net capital ($10,224,461 - $1,500,000)		$ 8,724,461
Percentage of net capital to aggregated debit items	$ 10,224,461 / $ 26,330,878	38.83%
Percentage of debt to debt-equity ratio	$ 2,282,714 / $ 14,718,930	15.51%

LEK SECURITIES CORPORATION

SUPPLEMENTARY INFORMATION
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4(d)2 AND UNDER THE COMMODITY EXCHANGE ACT

December 31, 2010

Segregation Requirements		
Net ledger balances in accounts of customers	$	250,218
Location of Segregated Funds		
Segregated cash on hand	$	100,000
Net equities with futures brokers		197,547
Total amount segregated	$	297,547
Excess funds in segregation	$	47,329

The above computations of segregation requirements pursuant to Section 4(d)2 of the CEAct do not differ materially from the unaudited computation as of December 31, 2010 filed by the Company on Form X17A-5 Part II.

LEK SECURITIES CORPORATION

SUPPLEMENTARY INFORMATION
SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPERATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE AC

December 31, 2010

As the Company does not carry customer accounts for trading on Foreign Commodity Exchanges, it neither computes nor segregates funds pursuant to Regulation 30.7 under the Commodity Exchange Act.

LEK SECURITIES CORPORATION
One Liberty Plaza
New York, NY 10005

SEC MAIL PROCESSING
RECEIVED
MAR 01 2011
WASH. D.C. 200 SECTION

Securities and Exchange Commission
Office of Filings and Information Services
Registration Branch
Mail Stop 8031
100 F Street, N.E.
Washington, D.C. 20549

Re: SIPC Agreed Upon Procedures Report
December 31, 2010
SEC File No. 8-42152

Gentlemen:

In accordance with Rule 17a-5(e)(3), we respectfully request that the above-referenced Independent Accountants' Report on Applying Agreed-Upon Procedures Related to the SIPC Assessment Reconciliation Required by SEC Rule17a-5(e)(4) and the related SIPC General Assessment Reconciliation Recalculation, which is attached separately, be deemed confidential pursuant to the rule.

Very truly yours,

John Cavallone

2/28/11
Date

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5

To the Stockholder of Lek Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Lek Securities Corporation ("the Company") and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specific parties of report, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 28, 2011

LEK SECURITIES CORPORATION

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

For the Year Ended December 31, 2010

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7	$ 24,167,080
General Assessments at .0025	$ 60,418
Amount Due with Form SIPC-7	$ 60,418